UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Thomsen's Inc. d/b/a Thomsen's WAY Inc.

Legal status of Issuer:

    Form:

Corporation

    Jurisdiction of Incorporation/Organization:

Delaware

    Date of Organization:

February 1, 2021

Physical Address of Issuer:

6811 Stanton Place Northwest, Seattle, WA, United States 98117

Website of Issuer:

https://www.thomsensinc.com

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$134,896	$79,959
Cash & Cash Equivalents	$4,453	$3,316
Accounts Receivable	$7,016	$270
Short-term Debt	$424,016	$160,102
Long-term Debt	$330,043	$289,142
Revenues/Sales	$38,472	$43,474
Cost of Goods Sold	$28,478	$21,076
Taxes Paid	$857	$0
Net Income	($245,393)	($463,548)

April 13, 2023

Thomsen's Inc. d/b/a Thomsen's WAY Inc.



Thomsen's Inc. d/b/a Thomsen's WAY Inc.

Thomsen's Inc. d/b/a Thomsen's WAY Inc. ("**Thomsen's**," the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR solely for the purpose of furnishing certain information about the Company as required under Regulation CF and by the Securities and Exchange Commission.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.thomsensinc.com.

The Company will complete its offering via Crowdfunding on April 17, 2023. This is the Company's first annual report.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

TABLE OF CONTENTS

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Thomsen's Inc. d/b/a Thomsen's WAY Inc. is an Delaware Corporation. The Company was formed as Thomsen's Manufacturing, LLC, a Washington limited liability company in December, 2017. Thomsen's Inc. d/b/a Thomsen's WAY Inc. was incorporated in Delaware as Thomsen's Inc. d/b/a Thomsen's WAY Inc. on February 1, 2021. Thomsen's Manufacturing, LLC transferred its inventory to Thomsen's Inc. d/b/a Thomsen's WAY Inc. in or about February 1, 2021. The Company has since ceased principal operations and all operations will continue under a newly organized entity, Thomsen's Inc. d/b/a Thomsen's WAY Inc.

The Company is located at 6811 Stanton Place Northwest, Seattle, WA, United States 98117.

The Company's website is https://www.thomsensinc.com.

The Company is registered to do business in Delaware and Washington state and conducts business in all 50 States and sells products through the internet throughout the United States and internationally.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Thomsen's Inc. d/b/a Thomsen's WAY Inc. is a company that distributes equipment and chemicals to clean handrails on escalators and malls. The Company was formed as Thomsen's Manufacturing, LLC, a Washington limited liability company in December, 2017. Thomsen's Inc. d/b/a Thomsen's WAY Inc. was incorporated in Delaware as Thomsen's Inc. d/b/a Thomsen's WAY Inc. on February 1, 2021. Thomsen's Manufacturing, LLC transferred its inventory to Thomsen's Inc. d/b/a Thomsen's WAY Inc. in or about February 1, 2021. The Company has since ceased principal operations and all operations will continue under a newly organized entity, Thomsen's Inc. d/b/a Thomsen's WAY Inc.

The Company is registered to do business in Delaware and Washington state and conducts business in all 50 States and sells products through the internet throughout the United States and internationally.

Business Plan

The Thomsen Way is a method of cleaning that focuses on scientific testing for the presence of disease threats. Then depending on the level of contamination, Thomsen's proscribes a specific cleaning protocol with Thomsen's highly effective patented equipment, cleaners, conditioners, and disinfectant. After cleaning and disinfecting, the handrails are again tested. Now thoroughly cleaned and tested, the passing results are reported to Thomsen's, Inc. Daily testing takes just a few minutes, and the cleaning process is safe, efficient, and cost-effective. Our equipment, cleaners, conditioners, and disinfectants are distributed through web-based sales as well as distributors, wholesalers, resellers and in-house accounts.

The Company's Products and/or Services

Product / Service	Description	Current Market
Maestro Escalator Handrail Cleaning System	The device splits into 2 units that can be easily attached to both the handrails after the microfiber cleaning pads are properly prepared with the company's tested and approved cleaning solutions. It can achieve regular maintenance cleaning of both handrails in just 15 minutes	Airports, malls, sports/music venues, other venues that utilize escalators.

Competition

The Company's adjacent competitors are other handrail cleaning companies as well as distributors that sell cleaning products in the janitorial industry.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Worldwide distributions to the janitorial industry and direct to airports, malls, sports/music venues, and other venues that utilize escalators.

Supply Chain

Raw materials and ingredients essential to our products are purchased locally and worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources to ensure supply chain security.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97698647	SANITIZED THE THOMSEN WAY! CLEANER HEALTHIER SAFER	Certification Trademark	11/30/2022	Pending	USA
15/977978*	Systems and methods for handrail cleaning	System and Method	05/11/2018	05/14/2019	USA
16/412304*	Systems and methods for handrail cleaning	System and Method	05/14/2019	04/14/2020	USA
15/859868*	Systems and methods for handrail cleaning	System and Method	01/02/2018	06/25/2019	USA
13/398778*	Elevator Life Safety Gate	Product	02/16/2012	06/25/2013	USA
201910284400.2	Systems and methods for handrail cleaning	System and Method	04/10/2019	Pending	China
19151867.9	Systems and methods for handrail cleaning	System and Method	01/15/2019	Pending	Europe
42020007625.5	Systems and methods for handrail cleaning	System and Method	05/15/2020	Pending	Hong Kong
2019-090065*	Systems and methods for handrail cleaning	System and Method	5/10/2019	07/17/2020	Japan

*Any Intellectual Property issued to Thomsen's Manufacturing, LLC was transferred to Thomsen's Inc. d/b/a Thomsen's WAY Inc. The Company has since ceased principal operations and all operations will continue under a newly organized entity, Thomsen's Inc. d/b/a Thomsen's WAY Inc.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

On 12/08/2021 Leading Edge Products (herein LEP) filed a lawsuit against both Thomsen's Manufacturing LLC (herein TM) and Thomsen's, Inc. (herein TI) claiming demand for payment of allegedly unpaid invoices by Thomsen's Manufacturing LLC in the amount of $95,477.07.

In the State of Washington, due to the amount of the claim, the dispute resolution process will be by administrative arbitration hearing. The current date has not been set and, if no settlement is agreed to, will occur after May of 2023. Thomsen's Inc maintains that it is not a proper party to the suit and that there are substantive defenses to the claims.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS AND OFFICERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jackie Thomsen	• Chair, Board of Directors • Co-Founder • Director	• Thomsen's Inc. d/b/a Thomsen's WAY Inc. – Chair, Board of Directors 09/2022 – Present Guiding the overall direction and strategy of the company. Director 03/2022 – 09/2022 Guiding the overall direction and strategy of the company. Co-Founder 02/2021 – Present Guiding the overall direction and strategy of the company. • Queen Anne Lutheran Church 2020 – Present Community Outreach	Queen Ann High School Seattle, WA
Tom Chudecke	• Interim Chief Financial Officer	• Thomsen's Inc. d/b/a Thomsen's WAY Inc. – Interim CFO 02/2021 – Present Oversees manufacturing, distribution and services. Provides monthly financials in GAAP, prepares tax returns for the company, does the accounting such as billings and collections for the company and provides strategic direction. Works with banking relationship and does pricing. • Chudecke Financial Services 04/2016 – Present Provide CFO services to other companies in helping them with business financing and GAAP compliance and audit.	Central Washington University Bachelor's of Science – Accounting 1978 City University Master's – Financial Management 1992
		• Thomsen's Inc. d/b/a Thomsen's WAY Inc. Co-founder and Chief Technology Officer 02/2021 – Present	Foster High School

Chris Thomsen	• Chief Technology Officer • Co-Founder	Research and development new products and ideas, operations does shipping and receiving of goods, and works closely with vendors • Thomsen's Manufacturing LLC Co-founder 01/2019 – 02/2021 Guiding the overall direction and strategy of the company	Seattle, WA
Robert DeKoning	• Chief Executive Officer • Director	• Thomsen's Inc. d/b/a Thomsen's WAY Inc. CEO/Director 02/2021 – Present Strategic and operational direction for the company, negotiates major distribution agreements, and does business development • Thomsen's Manufacturing LLC Consultant 11/2020 – 02/2021 Provided advice regarding strategic and operational direction for the company. • E78 Partners Consultant 05/2018-Present Provides advice regarding strategic and operational direction for other companies.	University of Oregon Bachelor's of Science – Business Administration 1974
John Hagen	• Director & Head of Human Resources	• IC-Corp Executive Vice President & Head of Human Resources 06/2022 – Present Provides strategic direction as well as all HR functions to support hiring for the company contractors and well as advice and legal related to HR • Thomsen's Inc. d/b/a Thomsen's WAY Inc. Director & Head of Human Resources 09/2020 – Present Provides strategic direction as well as all HR functions to support hiring for the company contractors and well as advice and legal related to HR • Independent C-Level and Board Advisory Consultant Consultant 01/2015 – Present	University of Southern California Master of Science – Industrial and Labor Relations Bachelor of Arts – History Bachelor of Science – Chemistry 1968

		Provides HR consulting advice to various companies in a consulting capacity.	
Thomas Loker	• Director/Advisor	• Thomsen's Inc. d/b/a Thomsen's WAY Inc. Director/Advisor 02/2021 – Present Provides strategic direction as well as technical direction as to use of technology appropriate for the company • SUDK.ORG Consultant and Advisor 01/2012 – Present Advises on Marketing, Sales and IT and raising capital	University of Lynchburg Bachelor's of Science – Biology 1977 Georgetown University Master of Science – Microbiology 1979
Henri-James Tieleman	• Chief Revenue Officer	• Thomsen's Inc. d/b/a Thomsen's WAY Inc. Chief Revenue Officer 02/2021 – Present Works directly with customers in sales of products and works with distributors on pricing as well as support to sell products worldwide. • Genius Partners, Inc. Chief Revenue Officer 01/2018 – Present Responsible for revenue generation processes	Bentley University Bachelor's of Science – Business Administration & Management 1994 Harvard University Diploma – Business Administration Management 1995 Fudan University Masters in Business Administration 2009

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	15,408,874
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$61,300
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$15,000,000 Valuation Cap
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of Convertible Promissory Notes assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the convertible notes were to convert upon a Qualified Financing where the shares in such Qualified Financing, immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the convertible notes would be approximately .0039%. The conversion includes both principal and accrued interest on such notes.

Type	2021 Convertible Notes
Face Value	$272,010
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	8% interest per annum; $10,000,000 valuation cap; 20% discount.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of the security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of Convertible Promissory Notes assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the convertible notes were to convert upon a Qualified Financing where the shares in such Qualified Financing, immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the convertible notes would be approximately 1.85%. The conversion includes both principal and accrued interest on such notes.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Accounts Payable
Creditor	Miscellaneous - Various
Principal Amount Outstanding	$404,748.10
Date Entered Into	1/1/21 – 3/31/23

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jackie Thomsen	9,158,874 Shares	51.1%
Chris Thomsen	5,000,000 Shares	27.9%

<h1 style="text-align:center">FINANCIAL INFORMATION</h1>

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 31, 2023 the Company had an aggregate of $2,513 in cash and cash equivalents, leaving the Company with approximately 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

In February of 2023, the Company completed an offering pursuant to Regulation CF and raised $61,300.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

In February of 2023, the Company completed an offering pursuant to Regulation CF and raised $61,300.

The Company's financial condition has not materially changed since December 31, 2022, except as provided herein and in the ordinary course of business.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as **Exhibit A**.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$272,010	6	Payment of officers and board members compensation for services rendered	April 1, 2021	Sec 4(a)(2)
Crowd SAFE	$61,300	32	Manufacturing, Growing Distribution, New Hire Personnel, Marketing and Sales Support	March 1, 2023	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Robert DeKoning*
_____
(Signature)

Robert DeKoning
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Jackie Thomsen*
_____
(Signature)

Jackie Thomsen
_____
(Name)

Director
_____
(Title)

04/13/2023
_____
(Date)

/s/ *Thomas Loker*
_____
(Signature)

Thomas Loker
_____
(Name)

Director
_____
(Title)

04/13/2023
_____
(Date)

/s/ *John Hagen*
_____
(Signature)

John Hagen
_____
(Name)

Director
_____
(Title)

04/13/2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Robert DeKoning, being the Chief Executive Officer of Thomsen's Inc. d/b/a Thomsen's WAY Inc., hereby certify as of the date of this Form C-AR that the financial statements of Thomsen's Inc. d/b/a Thomsen's WAY Inc. included in this Form are true and complete in all material respects.

/s/ Robert DeKoning
(Signature)

Robert DeKoning
(Name)

Chief Executive Officer
(Title)

April 13, 2023
(Date)

EXHIBIT A

Financial Statements


Thomsen's Inc.
Profit and Loss
January - December 2022


	Total
Income	
40000 Revenue	
40010 Product Revenue	
40020 TH-E-0007 Thomsen's Maestro - Dual Escalator Handrail Cleaning System	$25,424
40030 TH-E-0001 Thomsen's Universal Handrail Replacement Cart	$2,800
40040 TH-E-0013 Thomsen's Dolly Replacement Cart	$740
40100 TH-E-0037 Thomsen's Handheld Stationary Handrail Cleaning Tool Kit	($258)
40101 TH-E-0138 Thomsen's Handheld Stationary Handrail Cleaning Tool Kit - 4 Pack	$39
Total 40010 Product Revenue	**$28,745**
41000 Equipment Revenue	$3,579
42000 Cleaning Solutions Revenue	$2,700
43000 Sanitizing Solutions Revenue	$1,142
Total 40000 Revenue	**$36,166**
44000 Shipping & Handling	$2,033
47000 Discounts	($108)
Cleaning Solutions Revenue	$249
Sales	$84
Sales of Product Income	$48
Total Income	**$38,472**
Cost of Goods Sold	
50000 Cost of Goods Sold	$24
50020 TH-E-0007 Thomsen's Maestro - Dual Escalator Handrail Cleaning System - Cost of goods	$7,475
50030 TH-E-0001 Thomsen's Universal Handrail Replacement Cart - Cost of goods	$1,165
50040 TH-E-0013 Thomsen's Dolly Replacement Cart - Cost of goods	$235
50050 TH-E-0037 Thomsen's Handheld Stationary Handrail Cleaning Tool Kit - Cost of goods	($34)
50051 TH-E-0138 Thomsen's Handheld Stationary Handrail Cleaning Tool Kit -4 Pack - Cost of goods	$11
51000 Equipment Sales - Cost of Goods Sold	$2,085
52000 Cleaning Solutions Sales - Cost of goods	$670
53000 Sanitizing Solution Sales - Cost of goods	$365
54000 Shipping & Handling - COGS	$6,340
54010 Shipping & Handling out bound	$352
Total 54000 Shipping & Handling - COGS	**$6,692**
55000 Inventory Adjustment	($1,874)
55010 Inventory Shrinkage	$10,905
TH-E-0015 Supplies & Materials - COGS	$759
Total Cost of Goods Sold	**$28,478**
Gross Profit	**$9,994**
Expenses	
60000 Marketing	
60020 Lead Generation	$450
60060 Stationery & Printing	$57
60070 Supplies	$391
60110 Website	$2,137
Total 60000 Marketing	**$3,035**
601 Testing and Labeling	$3,520
70000 General & Admin	

70020 Bank Charges	$1,336
70040 Board meeting expenses	$1,128
70050 Dues & Subscriptions	$8,357
70060 Insurance - Liability	$16,065
70070 Interest Expense	$18,633
70080 IT Web Support	$700
70090 Marketing	$485
70100 Meals and Entertainment	$634
70110 Office Expenses	$620
70130 Rent or Lease	$8,395
70150 Shipping and delivery expense	$3,810
70160 Supplies	$1,880
70170 Taxes & Licenses	$857
70180 Telephone	$84
70190 Travel	$7,117
70220 Patent expense	$5,912
70240 Consulting fees	$50,000
70241 Legal & Professional Fees	$93,567
70242 Retainer Fees	$3,000
70260 Salaries	$0
70300 Miscellaneous	$103
Total 70000 General & Admin	**$222,682**
80000 Sales Expense	
80010 Commissions & fees	$2,202
80030 Dues & Subscriptions	$6,770
80040 Freight & Delivery	$235
80050 Meals and Entertainment	$523
80060 Office Expenses	$747
80070 Subcontractors	$2,200
80080 Supplies	$163
80100 Tools	$120
80110 Trade Shows	$267
Total 80000 Sales Expense	**$13,227**
Purchases	$4,881
Testing	$2,102
Total Expenses	**$249,447**
Net Operating Income	**($239,453)**
Other Expenses	
91000 Other Expense	
91010 Depreciation	$1,532
91040 Interest Expense	$4,408
Total 91000 Other Expense	**$5,940**
Total Other Expenses	**$5,940**
Net Other Income	**($5,940)**
Net Income	**($245,393)**

Accrual Basis

Thomsen's Inc.
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
10000 Cash	$0
10010 Business Checking	$4,462
10020 Checking 2	($103)
10050 Business Savings	$94
Total 10000 Cash	**$4,453**
bank fee	$32
Total Bank Accounts	**$4,485**
Accounts Receivable	
11000 Accounts Receivable (A/R)	$7,016
Total Accounts Receivable	**$7,016**
Other Current Assets	
12000 Inventory	
12010 Inventory - TH-E-0037 Thomsen's Handheld Stationary Cleaning Tool Kit - 12 Pack	$171
12011 Inventory - TH-E-0138 Thomsen's Handheld Stationary Cleaning Tool Kit - 4 Pack	$0
12020 Inventory - TH-E-0013 - C Thomsen's Dolly Replacement Cart	$0
12021 Inventory - TH- E-0013 - U Thomsen's Dolly Replacement Cart	$704
12030 Inventory - TH-E-0007 - C Thomsen's Maestro - Dual Escalator Handrail Cleaning System	$3,148
12031 Inventory - TH-E-0007 - U Thomsen's Maestro - Dual Escalator Handrail Cleaning System	$66,407
12040 Inventory - TH-E-0001 Thomsen's Universal Handrail Replacement Cart	($1,165)
12100 Equipment Inventory	
12120 TH-E-0009 Yellow Dolly - C	$5,004
12130 TH-E-0012 Thomsen's Back Panel Replacement	$1,286
12140 TH-E-0016 Thomsen's Universal Cart Handle Assembly / Replacement Piece	$759
12160 TH-E-0027 Dolly with Hardware	$0
12170 TH-E-0032 Single Microfiber - C	$16,769
12180 TH-E-0033 Thomsen's Foam Pad Holder Replacement	$61
12181 TH-E-0033 - C Thomsen's Foam Pad Holder Replacement	($54)
12182 TH-E-0033 - SD Thomsen's Foam Pad Holder Replacement	$13,198
12210 TH-E-0041 Thomsen's Cleaning Pad 12 Pack	$0
12220 TH-E-0046 Thomsen's SVC Charging Bucket with Lid	$0
12230 TH-E-0090 Hygiena EnSURE Touch ATP Metering Tool System	$104
12231 TH-E-0091 Hygiena Testing Swabs	$7
12240 TH-E-0093 Thomsen's 1 oz. pump dispenser for 1-gallon bottle	$29
12249 TH-E-0099 Thomsen's Way Seal & Certificate	$922
12250 TH0052 Cart Base Assembly (190917)	$0
12260 TH0005 Pivot Disk Mount Assembly (190923)	$0
12270 TH0063 Device MFG Sub Assembly (200624)	$0
12280 Parts Inventory	$1,978
Total 12100 Equipment Inventory	**$40,064**
12183 TH-E-0034 Thomsen's Blue Foam Pad Holder Replacement	$0
12211 TH-E-0045 Thomsen's Cleaning Pad 48 Pack	$2,408
12212 TH-E-0135 Thomsen's Cleaning Pad 4 Pack	$23
12300 Cleaning Solutions Inventory	

12310 TH-C-0042 RTU 12 Quart Case CC - Winsol	$1,531
12320 TH-C-0043 RTU Quart HD - Winsol	$1,667
12350 TH-C-0048 55 gallon drum CC - Seatex	$0
12360 TH-C-0049 55 gallon drum HD - Seatex	$0
12400 TH-C-0055 1 gallon HD - Seatex	$129
12410 TH-C-0074 Thomsen's Escalator Handrail Cleaner Conditioner Concentrate	$699
12420 TH-C-0075 Thomsen's Heavy Duty Escalator Handrail Cleaner Concentrate	$544
Total 12300 Cleaning Solutions Inventory	**$4,570**
12500 Sanitizing Solutions Inventory	$753
12330 TH-S-0044 Husky 824 Disinfectant	$0
12430 TH-S-0092 mPerial Escalator Handrail Sanitizer for Thomsen's Inc.	$948
12530 TH-S-0093 My Shield Broad Spectrum Disinfectant	$261
Total 12500 Sanitizing Solutions Inventory	**$1,962**
Total 12000 Inventory	**$118,291**
13010 Prepaid Expenses	$1,456
13020 Uncategorized Asset	$0
13040 Due from Thomsen's Mfg LLC	$250
Inventory Asset	$3,398
Total Other Current Assets	**$123,396**
Total Current Assets	**$134,896**
Fixed Assets	
14000 Demo Units	
14091 Thomsen's Maestro - Dual Escalator Handrail Cleaning System	$817
14200 EnSure Touch ATP Meter	$1,956
Total 14000 Demo Units	**$2,774**
14220 14220 Salesmen unit	$874
15000 Accumulated Amortization of Demo Units	($204)
15001 Accumulated Amortization	($632)
15002 Accumulated Amortization Foam Pad	($325)
15003 Accumulated Amortization ATP Meter	($371)
16040 Tooling	
16041 Box Tooling	$5,417
16042 Foam Pad Holder Tooling	$3,900
Total 16040 Tooling	**$9,317**
Total Fixed Assets	**$11,432**
TOTAL ASSETS	**$146,329**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	$404,748
Total Accounts Payable	**$404,748**
Credit Cards	
20010 Credit Cards	
20020 American Express	$10,188
Total 20010 Credit Cards	**$10,188**
Total Credit Cards	**$10,188**
Other Current Liabilities	
21060 Other Liabilities	$6,500
21061 Due to Thomsen's Mfg. LLC	$0
21066 Sales Commission Payable	

21067 Ron Suchan	$2,168
Total 21066 Sales Commission Payable	**$2,168**
21081 Accrued Salaries & Wages	$0
21090 Washington State Department of Revenue Payable - 53	$56
21091 Out Of Scope Agency Payable	$0
California Department of Tax and Fee Administration Payable	$347
Virginia Department of Taxation Payable	$10
Total Other Current Liabilities	**$9,080**
Total Current Liabilities	**$424,016**
Long-Term Liabilities	
21062 Retainer Fees Payable	
21063 Henry Kaiser	$500
Total 21062 Retainer Fees Payable	**$500**
22060 Long Term Interest Payable	
21040 Jackie Thomsen	$0
21051 Bob Dekoning	$13,535
21052 Chudecke Financial Services	$12,738
21053 Chris Thomsen	$24,899
21054 Tom Loker	$1,120
21055 John Hagen	$1,120
21056 Henry Kaiser	$1,120
Total 22060 Long Term Interest Payable	**$54,532**
22061 Convertible Notes Payable	
22062 Notes Payable - Chris Thomsen	$42,237
22063 Notes Payable - Robert DeKoning	$106,833
22064 Notes Payable - Chudecke Financial Services	$95,940
22065 Notes Payable - Tom Loker	$10,000
22066 Notes Payable - Henry Kaiser	$10,000
22067 Notes Payable - John Hagan	$10,000
Total 22061 Convertible Notes Payable	**$275,010**
Total Long-Term Liabilities	**$330,043**
Total Liabilities	**$754,059**
Equity	
30000 Opening Balance Equity	$87,519
30020 Owner Investment - Thomsen	$13,692
30040 Retained Earnings	($463,549)
Net Income	($245,393)
Total Equity	**($607,730)**
TOTAL LIABILITIES AND EQUITY	**$146,329**

Accrual Basis